

AiPEXAR

An AI Powered US Equity Adjusted Total Return Index

Monthly Performance Report - May 2023

About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

Performance: Historical & Simulated*



Index Overview

Website	http://aipexar.gbm.hsbc.com/AiPEXAR.html
Bloomberg Ticker	AIPEXAR Index
Geographical Focus	United States
Launch Date	7/14/2021
Type of Return	Adjusted Return
Index Sponsor	EquBot, Inc.
Index Calculation Agent	Solactive AG
Adjustment Factor	5.0% per year

Index Performance: Historical & Simulated*

Index returns as of 5/31/2023

YTD	6.23%
1Y	-4.11%
3Y	17.76%
5Y	29.77%
10Y	165.69%
10Y Volatility	18.03%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 5/31/2023

Top 10 Holdings: As of 5/31/2023

	Index Weight(%)	Sector
MICROSOFT CORP	5.23%	Technology Services
APPLE INC	2.89%	Electronic Technology
NVIDIA CORP	2.66%	Electronic Technology
TESLA INC	1.99%	Consumer Durables
MERCK & CO. INC.	1.60%	Health Technology
PEPSICO INC	1.58%	Consumer Non-Durables
ALPHABET INC-CL A	1.57%	Technology Services
UNITEDHEALTH GROUP INC	1.41%	Health Services
MARSH & MCLENNAN COS	1.38%	Finance
JOHNSON & JOHNSON	1.30%	Health Technology
Total	**21.63%**	

Annual Index Performance: Historical & Simulated*

2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
-30.3%	30.8%	21.4%	4.4%	22.2%	37.6%	21.0%	2.7%	10.6%	22.3%	-5.5%	28.0%	14.2%	20.6%	-24.3%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 5/31/2023



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
June 01, 2023

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	3.78%	2.99%
Consumer Non-Durables	6.47%	5.06%
Consumer Services	4.10%	3.56%
Electronic Technology	15.37%	17.03%
Energy Minerals	3.17%	3.58%
Finance	11.50%	12.49%
Health Technology	12.59%	10.33%
Retail Trade	4.70%	6.95%
Technology Services	19.01%	19.48%
Utilities	3.44%	2.72%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	-0.12%	-0.16%
Consumer Non-Durables	-0.41%	-0.48%
Consumer Services	-0.26%	-0.37%
Electronic Technology	1.30%	1.04%
Energy Minerals	-0.42%	-0.33%
Finance	-0.56%	-0.65%
Health Technology	-0.52%	-0.57%
Retail Trade	0.11%	-0.22%
Technology Services	1.64%	2.09%
Utilities	-0.18%	-0.16%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

